CERNER CORPORATION
               MEDIA: Ashley Crosby Davidson, (816) 201-1580
                                          acrosby@cerner.com

                     INVESTORS: Wendy Coffey, (816) 201-1976
                                          wcoffey@cerner.com


 CERNER ANNOUNCES AGREEMENT TO ACQUIRE CLINICAL INFORMATION
                  SYSTEMS PROVIDER CITATION

KANSAS CITY, MO - MAY 15, 2000 - Cerner Corporation (NASDAQ:
CERN), the world's leading clinical and healthcare information technology company, today announced the signing of a definitive agreement to acquire CITATION Computer Systems, Inc. (NASDAQ: CITA), St. Louis, MO, a market leader in laboratory systems for small to mid-sized hospitals.

Under terms of the agreement, Cerner will pay .153 shares of Cerner stock and $.51 in cash for each share of Citation, based on a calculation of 598,000 shares of Cerner stock for 90 percent of Citation and payment of $2 million for the remaining 10 percent (determined at an effective cash price of $5.10 per share of Citation). The transaction will be accounted for as a purchase and is expected to close in the third quarter this year pending Citation shareholder and regulatory approval. The stock portion of the transaction is expected to be tax-free to Citation shareholders. The transaction is expected to be non-dilutive to Cerner's earnings per share for 2000 and accretive in 2001.

Citation provides clinical laboratory systems to approximately 300 clients throughout the United States, Canada, and through distribution partners in Latin America and Asia Pacific. Founded in 1979, Citation has significant laboratory systems expertise, with the majority of the company's clients utilizing its C-LAB product.

"Citation is a unique compliment to our significant laboratory client base that primarily consists of larger hospitals, health systems and independent laboratories," said Neal L. Patterson, Chairman and Chief Executive Officer of Cerner. "The strategic acquisition of Citation will allow Cerner to broaden our market presence in the lab industry," continued Patterson. "The clinical laboratory is the nexus or diagnostic center of healthcare in a community. A broad install base of clinical laboratories furthers Cerner's mission to improve healthcare efficiencies, patient safety and appropriate clinical decision-making."

"Cerner's $250 million investment in HNA Millenniumr will provide Citation clients an excellent opportunity to expand their automation of clinical processes," said Patterson. "Cerner will also leverage relationships with these small to mid-sized hospitals that are well-suited to realize significant benefits from Cerner's application service provider (ASP) business," he continued. "Each HNA Millennium information product line is currently available or will be available via ASP, providing Citation clients the opportunity to deploy the advanced technology and contemporary architecture of Cerner's HNA Millennium product suite quickly and affordably. In the laboratory and throughout the entire healthcare organization, Citation clients will have unprecedented access to Cerner's premier, integrated, enterprise-wide clinical systems."

"The model for the new health enterprise is the connection of entire communities - linking all constituencies involved in the health of an individual through an online, interactive personal health record," said Patterson. "A large percent of the data that populates the personal health record originates in the laboratory, making the lab one of the vital automation and communication points within the healthcare community," he continued. "The acquisition of Citation will enhance Cerner's position as the dominant clinical systems provider for the laboratory marketplace, a key component of our strategy to become the standard in enterprise-wide quality, safety, efficiency and connectivity for the healthcare industry worldwide."

"As the premier clinical systems provider in the world, Cerner's focus upon clinical information systems and its innovation and experience within the laboratory systems industry echoes Citation's mission to improve healthcare quality and promote greater efficiencies," said J. Robert Copper, Citation Chairman and Chief Executive Officer. "Through Cerner's commitment to client service and continued research, development and advancements within the laboratory, Citation clients will have access to a broader range of technological options and solutions to meet the evolving needs of their organizations," continued Copper. "The leadership of both organizations believe that this transaction will benefit each of our constituencies and the entire healthcare marketplace."

"The  unity  of Citation's laboratory expertise  and  client base with Cerner's broad and deep clinical technology, financial stability and superior client service standards will create a new chapter in the history of the laboratory information systems marketplace," said Patterson. "The strategic acquisition of Citation is an illustration of Cerner's commitment to market leadership within the lab industry through powerful information technology and content to make healthcare smarter, safer and more efficient."

Cerner  Corporation (www.cerner.com)
                     --------------  is the leading supplier
of clinical and management information and knowledge systems to more than 1,000 healthcare organizations worldwide.
Cerner's mission is to connect the appropriate persons, knowledge, and resources at the appropriate time and location to achieve the optimal health outcome. Cerner's vision of proactive healthcare management drives innovation today, while creating a foundation for tomorrow's healthy populations. With HNA Millennium, Cerner has developed a comprehensive suite of solutions that promote personal and community health management by providing the link between individuals and the care process. HNA Millennium applications work on a cohesive platform that is open, intelligent and scalable. This allows for communication, access, and data to be shared throughout the healthcare community. The following are trademarks and/or service marks of Cerner Corporation: Cerner, Cerner's logo, Health Network Architecture, and HNA Millennium.

This release may contain forward-looking statements that involve a number of risks and uncertainties. It is important to note that the company's performance, financial condition or business could differ materially from those expressed  in  such  forward-looking statements.  The  words
"should," "will be," "intended," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast" and similar expressions are intended to identify such forward-looking statements. Factors that could affect results include those relating to the proposed merger, including failure to achieve expected synergies, failure to obtain required regulatory or shareholder approval, and loss of key personnel. Other factors that could cause or contribute to such differences include, but are not limited to: variations in the Company's quarterly operating results, volatility of the Company's stock price, market risk of investments, changes in the healthcare industry, significant competition, the Company's proprietary technology may be subjected to infringement claims or may be infringed upon, regulation of the Company's software by the U.S. Food and Drug Administration or other government regulation, the possibility of product-related liabilities, possible failures or defects in the performance of the Company's software, the possibility that the Company's anti-takeover defenses could delay or prevent an acquisition of the Company and uncertainties related to the Year 2000 transition. Additional discussion of these and other factors affecting the company's business is contained in the company's filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time.

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